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                                                                    EXHIBIT 99.8


FOR IMMEDIATE RELEASE

Company Contact:                        Investor Contact:
Kit Webster, Chief Financial Officer    Morgen-Walke Associates
512-681-8470                            Meredith Pudalov
                                        212-850-5600
                                        mpudalov@morgenwalke.com
                                        ------------------------

Netpliance Investor Relations Line
1-888-608-6635
investors@netpliance.com
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             INVESTOR GROUP PROPOSES TO ACQUIRE THE PUBLICLY-HELD
             SHARES OF NETPLIANCE, INC. AT $0.65 PER SHARE IN CASH
                             IN MANAGEMENT BUYOUT

Austin, Texas, December 22, 2000 -- Netpliance, Inc. (Nasdaq: NPLI) announced today that an investor group comprised of current stockholders has delivered a proposal letter to Netpliance's Board of Directors requesting an opportunity to discuss a possible tender offer and merger transaction in which the outstanding shares of Netpliance's common stock not owned by the investor group would be acquired for $0.65 per share in cash. The investor group proposing the buyout is headed by Netpliance's Chairman, Chief Executive Officer and co-founder John
F. McHale and includes certain other stockholders. The members of investor group together beneficially own 31,205,185 shares (or approximately 52%) of Netpliance's common stock. It is anticipated that other stockholders will be joining the investor group.

Netpliance's Board of Directors will form a special committee of independent directors to consider the investor group's proposal. The proposal to acquire the remaining outstanding shares of Netpliance is subject to the approval of that special committee and the negotiation of a definitive agreement, which would include customary conditions to closing.

About Netpliance

Netpliance provides infrastructure products and managed services for next generation premium residential IP voice, video and data applications. Existing and emerging IP-based broadband service providers including traditional telecom carriers, Internet Service Providers( ISPs), cable multi-system operators
(MSOs), competitive local exchange carriers (CLECs), internet destination sites or portals, Internet Telephony Service Providers (ITSPs), and application service providers (ASPs) will be able to rapidly deploy new world services based on the Netpliance Broadband Service Delivery platform.

Forward-looking Statements

This announcement contains forward-looking statements that are subject to significant risks and uncertainties. Although Netpliance believes that the expectations reflected in its forward looking statements are reasonable, Netpliance can give no assurance that such expectations or any of their forward looking statements will prove to be correct, and future results may differ from those discussed in this press release. Important information regarding the factors that may affect Netpliance's future performance is included in the public reports that Netpliance files with the Securities and Exchange Commission. Netpliance disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future event, change in expectations, conditions or circumstances, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The inclusion of any statement in this release does not constitute an admission by Netpliance or any other person that the events or circumstances described in such statement are material.

                                 END OF RELEASE